EXHIBIT 12

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

            SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                            Fiscal Year Ended December 31
                  Twelve
                  Months
                  Ended
                  3/31/00   1999      1998     1997      1996     1995
Earnings:
  Net income
  (Note 1)        $38,527   $46,768   $43,542  $45,363   $42,841  $39,624
    Income taxes   23,334    26,427    25,035   27,259    24,035   16,232
    AFUDC
     borrowed      (2,652)  (2,507)   (1,465)    (797)     (445)     (621)
    Fixed charges  19,683    20,371    21,166   20,916    21,910   21,942
Total adjusted
 earnings         $78,892   $91,059   $88,278  $92,741   $88,341  $77,177

Fixed Charges:
  Total interest
   expense         19,078    19,766    20,680   20,460    21,472   21,377
   Interest
   component of
   rents (Note 2)     605       605       486      456       438      565
Total fixed
charges            19,683    20,371    21,166   20,916    21,910   21,942

Ratio of earnings
to fixed
charges (Note 3)      4.0       4.5       4.2     4.4        4.0      3.5

Notes:

   (1)  Net income is before preferred dividend requirements.
   (2) One-third of rentals represents a reasonable approximation of the interest factor.
   (3) The ratios above do not reflect the fixed charge component in SIGECO's power contract with OVEC.
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